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FORM 3
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             U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940


=================================================================

1.   Name and Address of Reporting Person*

     Hellman               F.                Warren
     -----------------------------------------------
     (Last)             (First)             (Middle)

              One Maritime Plaza, Suite 1200
     -----------------------------------------------
                       (Street)

     San Francisco        CA                   94111
     -----------------------------------------------
     (City)             (State)                (Zip)

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2.   Date of Event Requiring Statement
     (Month/Day/Year)

             5/11/98
     -----------------------------

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3.   IRS or Social
     Security Number of
     Reporting Person, if
     an Entity (Voluntary)


     -----------------------------

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4.   Issuer Name and Ticker or Trading Symbol

     Young & Rubicam Inc. (YNR)
     ------------------------------------

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5.   Relationship of Reporting Person to Issuer
                  (Check all applicable)

       X   Director                   10% Owner
     -----                      -----

           Officer (give        ----- Other (specify
     ----- title below)               below)


     --------------------------------------------

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6.   If Amendment, Date of Original
     (Month/Day/Year)


     -------------------------

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7.   Individual or Joint/Group Filing
     (Check applicable line)

       X   Form filed by One Reporting Person
     -----

           Form filed by More than One Reporting Person
     -----

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

                      Table I -- Non-Derivative Securities Beneficially Owned

==========================================================================================================

1. Title of Security           2. Amount of Securities   3. Ownership Form:  4. Nature of Indirect
   (Instr. 4)                     Beneficially Owned        Direct (D) or       Beneficial Ownership
                                  (Instr. 4)                Indirect (I)        (Instr. 5)
                                                            (Instr. 5)
-------------------            -----------------------   -----------------   -----------------------
Common Stock, par value            See Note (1)             See Note (1)          See Note (1)
  $0.01 per share








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* If the Form is filed by more than one Reporting Person, see instruction 5(b)(v).


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

(Print or type responses)

                                                           (Over)
                                                  SEC 1473 (7/96)

 Table II -- Derivative Securities Beneficially
Owned (e.g., puts, calls, warrants, options, convertible securities)


==================================================================================================================================
1. Title of Derivative  2. Date Exercisable and  3. Title and Amount of Sec-     4. Conversion or  5. Ownership  6. Nature of
   Security                Expiration Date          urities Underlying Deriva-      Exercise Price    Form of       Indirect
   (Instr. 4)              (Month/Day/Year)         tive Security (Instr. 4)        of Derivative     Derivative    Beneficial
                           --------------------     --------------------------      Security          Security:     Ownership
                           Date        Expir-                     Amount or                           Direct (D)    (Instr. 5)
                           Exerci-     ation                      Number of                           or Indirect
                           sable       Date         Title         Shares                              (I)
                                                                                                      (Instr. 5)
   ------------------      -------     -------      -----         ------------      --------------    ----------    ---------

   Option Shares        See Note (1)  See Note (1)  See Note (1)   See Note (1)     See Note (1)      See Note (1)  See Note (1)






----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:




       /s/ F. Warren Hellman                     5/29/98
---------------------------------------   ---------------------
   ** Signature of Reporting Person               Date


**     Intentional misstatements or omissions of facts constitute
       Federal Criminal Violations. See 18 U.S.C. 1001 and 15
       U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.


                                                  SEC 1473 (7-96)

Young & Rubicam, Inc.

Note (1)

An aggregate of 29,171,670 shares of Common Stock, and options to purchase an aggregate of 2,530,260 shares at $7.667 (expiring 50% in 12/01 and the remainder in 12/03) are owned by Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. (collectively "the H&F Investors"). The sole general partner of the H&F Investors is H&F Investors III ("Investors III"). The managing general partner of Investors III is Hellman & Friedman Associates III, L.P. ("Associates III"), and the general partners of Associates III are H&F Management III, L.L.C. ("Management III LLC") and H&F Investors, Inc. ("H&F Inc."). The sole shareholder of H&F Inc. is The Hellman Family Revocable Trust (the "Trust"). Mr. Hellman is a managing member of Management III LLC, a director of H&F Inc. and a trustee of the Trust. Investors III, Associates III, Management III LLC, H&F Inc., the Trust and Mr. Hellman exercise, directly or indirectly, voting and investment discretion with respect to the shares held by the H&F Investors and could be deemed to beneficially own such shares, but disclaim such beneficial ownership except to the extent of its or his indirect pecuniary interest in such shares.